Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733,
40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

UPDATE ON GAMING CONCESSION TENDERING PROCESS

DISCLOSEABLE AND CONNECTED TRANSACTION
CHANGES IN SHARE CAPITAL STRUCTURE OF VENETIAN MACAU LIMITED

Reference is made to the announcement of Sands China Ltd. (the “Company” and together with its subsidiaries, the “Group”) dated June 23, 2022 in relation to, among others, the extension of the gaming subconcession to December 31, 2022, the announcement of the Company dated September 14, 2022 in relation to the submission of a tender for a gaming concession, and the announcement of the Company dated November 27, 2022 in relation to the provisional award of a gaming concession (together, the “Announcements”), and the Company’s 2022 Interim Report. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Announcements and the Company’s 2022 Interim Report.

As disclosed in the announcement of the Company dated November 27, 2022, on November 26, 2022, VML, a subsidiary of the Company, was provisionally awarded a gaming concession. The definitive gaming concession is subject to finalizing and entering into a gaming concession contract with Macao, which is itself conditional upon, among other things, VML fulfilling certain capital and management participation requirements under the Gaming Law.

CHANGES IN SHARE CAPITAL STRUCTURE OF VML

Following the Amendment to Law No. 16/2001 on June 23, 2022, Macao’s Gaming Law now requires, among other things, that gaming concessionaires have a minimum share capital of MOP5.0 billion and a managing director who is a Macao permanent resident and who must hold at least 15% of the share capital in the concessionaire (the “Capital and Management Participation Requirement”). In order to comply with these requirements, the Group will alter the share capital structure of VML in accordance with the arrangements described in this announcement. As at the date of this announcement, VML has a registered share capital of MOP200.0 million. 89.995% is held by VVDIL and 0.005% by VCHL, both wholly-owned subsidiaries of the Company. 10% is held by Mr. Sun, the managing director of VML and a permanent resident of Macao.

VML will adopt a new set of articles of association, pursuant to which VML will increase its current registered share capital (MOP200.0 million) to MOP5.0 billion and reclassify all shares held directly and indirectly by the Company (via VVDIL and VCHL, or otherwise) as Class A Shares, and all shares held by Mr. Sun as Class B Shares. Each Class B Share has the same voting power as a Class A Share, but the Class B Shares will only have nominal dividend, redemption entitlement and liquidation rights of up to MOP1 for all Class B Shares. VML’s new articles of association will, among other things, also provide that (i) the Class B Shares must, to the extent that the Capital and Management Participation Requirement exists, be held by VML’s managing director, but if the Capital and Management Participation Requirement no longer exists, VML may compulsorily redeem the Class B Shares for a nominal consideration; (ii) VML may at no consideration acquire the Class B Shares for the purpose of transferring them to any new managing director of VML; and (iii) VML may redeem the Class B Shares for a nominal consideration if its managing director purports to transfer them to any person in breach of VML’s articles of association.

On November 30, 2022, the Company and Mr. Sun have entered into a contribution agreement (“Contribution Agreement”), pursuant to which (among other things): (i) the Company will (directly or indirectly) contribute in full the funding of the subscription price of the Class B Shares Issuance; (ii) the Company and Mr. Sun will enter into an escrow arrangement, under which the Company (or a designated person or entity) will hold in escrow all the shares in VML to be held by Mr. Sun until VML’s liquidation; and (iii) Mr. Sun has executed an irrevocable power of attorney in favour of VML, granting VML the powers to, subject to the applicable laws, regulations and conditions of the gaming concession, transfer or redeem any shares he holds in VML.

Pursuant to the Contribution Agreement and the Share Subscription Agreement, the Company will (via VVDIL and VCHL) inject MOP4.8 billion into VML, and VML will issue and allot a total of 40,700,000 Class A Shares at a subscription price of MOP4,070.0 million to VVDIL and VCHL, and 7,300,000 Class B Shares at a subscription price of MOP730.0 million to Mr. Sun (“Class B Shares Issuance”). After such capital injection, the Company will, through VVDIL and VCHL, indirectly hold all Class A Shares, representing 85% of the voting rights and 100% of the economic rights in VML (save for the de minimis economic rights in VML held by Mr. Sun), and Mr. Sun will hold all Class B Shares, representing 15% of the voting rights and de minimis economic rights in VML (i.e. only the nominal dividend, redemption entitlement and liquidation rights of up to MOP1 for all Class B Shares). By virtue of the Company’s control over 85% of the voting rights in VML, VML will remain a subsidiary of the Company.

The consideration of the Class B Shares Issuance and the arrangements in relation to the VML Capital Change were determined solely for the purpose of fulfilling the Capital and Management Participation Requirement under the Gaming Law. No proceeds will be generated from, and no gain or loss will be recorded by the Group as a result of the VML Capital Change.

REASONS FOR AND BENEFITS OF THE VML CAPITAL CHANGE

The principal activity of the Group is the development and operation of integrated resorts in Macao, which contain not only gaming areas but also meeting space, convention and exhibition halls, retail and dining areas and entertainment venues.

The VML Capital Change will allow the Group to enter into the gaming concession contract with Macao for the continuation of its gaming business in Macao. The Board (including the independent non-executive Directors) considers that the terms of the VML Capital Change are fair and reasonable, the VML Capital Change is on normal commercial terms or better and in the ordinary course of business of the Group and is in the interests of the Company and the Shareholders as a whole. None of the Directors has a material interest in the VML Capital Change.

INFORMATION OF THE PARTIES

The Company is the holding company of VML, one of the six companies authorized to operate casino games of chance or games of other forms in Macao, under the terms of the Subconcession recognized and approved by the Macao government and granted by Galaxy. The unaudited net liabilities of VML and its subsidiaries as at June 30, 2022 amounted to approximately US$492.1 million. For the years ended December 31, 2020 and 2021, VML and its subsidiaries’ unaudited net loss before income tax amounted to US$1.58 billion and US$997.8 million, respectively, and its unaudited net loss after income tax amounted to US$1.59 billion and US$996.4 million, respectively.

VVDIL is an exempted company with limited liability incorporated in the Cayman Islands on June 21, 2002, and a wholly-owned subsidiary of the Company. VVDIL holds 89.995% of the share capital in VML as at the date of this announcement.

VCHL is an exempted company with limited liability incorporated in the Cayman Islands on July 11, 2022, and a wholly-owned subsidiary of the Company. VCHL holds 0.005% of the share capital in VML as at the date of this announcement.

Mr. Sun is Senior Vice President and Chief Financial Officer of the Company, the managing director of VML, and a director of various other subsidiaries of the Company. Mr. Sun holds 10% of the share capital in VML as at the date of this announcement.

IMPLICATIONS UNDER THE LISTING RULES

As the VML Capital Change involves a capital injection into VML and the Class B Shares Issuance to Mr. Sun, the Class B Shares Issuance constitutes a deemed disposal, and is therefore a transaction of the Company under Chapter 14 of the Listing Rules. As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Listing Rules) in respect of the VML Capital Change is more than 5% but all of them are less than 25%, the VML Capital Change will constitute a discloseable transaction of the Company and is subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

Further, Mr. Sun, by virtue of being the managing director of VML, a holder of 10% of the share capital in VML as at the date of this announcement, and the director of other subsidiaries of the Company, is a connected person of the Company at the subsidiary level. Accordingly, the VML Capital Change will constitute a connected transaction of the Company under Chapter 14A of the Listing Rules.

However, by virtue of Rule 14A.101 of the Listing Rules, since (i) the Board has approved the VML Capital Change; and (ii) the independent non-executive Directors have confirmed that the terms of the VML Capital Change are fair and reasonable and the VML Capital Change is on normal commercial terms or better and in the interests of the Company and its Shareholders as a whole, the VML Capital Change is subject to the reporting and announcement requirements, but is exempt from the circular, independent financial advice and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Holders of the Company’s securities, potential investors and readers are advised to exercise caution in dealing in securities in the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Capital and Management Participation Requirement”	has the meaning given to that term in the section titled “CHANGES IN SHARE CAPITAL STRUCTURE OF VML” of this announcement.
“Class A Share(s)”	means the class A share(s) in the share capital of VML.
“Class B Share(s)”	means the class B share(s) in the share capital of VML.
“Class B Shares Issuance”	has the meaning given to that term in the section titled “CHANGES IN SHARE CAPITAL STRUCTURE OF VML” of this announcement.
“Contribution Agreement”	has the meaning given to that term in the section titled “CHANGES IN SHARE CAPITAL STRUCTURE OF VML” of this announcement.
“Mr. Sun”	means Mr. Sun MinQi (Dave), Senior Vice President and Chief Financial Officer of the Company, the managing director of VML, and a director of various other subsidiaries of the Company.
“Share Subscription Agreement”	means the share subscription agreement dated November 30, 2022 between VVDIL, VCHL, Mr. Sun and VML.
“VCHL”	means Venetian Concession Holding Limited, a wholly-owned subsidiary of the Company and an exempted company with limited liability incorporated in the Cayman Islands on July 11, 2022.

“VML”	means Venetian Macau Limited, a subsidiary of the Company and a public company limited by shares (“sociedade anónima”) incorporated on June 21, 2002 under the laws of Macao.
“VML Capital Change”	means the arrangements in relation to the changes to the share capital of VML, as further described in the section titled “CHANGES IN SHARE CAPITAL STRUCTURE OF VML” of this announcement.
“VVDIL”	means Venetian Venture Development Intermediate Limited, a wholly-owned subsidiary of the Company and an exempted company with limited liability incorporated in the Cayman Islands on June 21, 2002.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, November 30, 2022

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.